March 30, 2018
VIA EDGAR
Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549 Attention: Bryan Hough

Re:	Consolidated-Tomoka Land Co.
Preliminary Revised Proxy Statement on Schedule 14A
Filed on March 26, 2018 by Wintergreen Partners Fund, LP, Wintergreen Advisers, LLC,
David J. Winters, Elizabeth N. Cohernour and Evan H. Ho File No. 001-11350

Dear Mr. Hough:

I received your letter dated March 29, 2018 setting forth your comments on the Revised Proxy Statement filed by Wintergreen Partners Fund, LP, Wintergreen Advisers, LLC, David J. Winters, Elizabeth N. Cohernour and Evan H. Ho (collectively, "Wintergreen").  The comments and Wintergreen's responses to the comments are discussed below.
General
Comment:	Please provide a brief legal analysis as to why the Fund and the Master Fund are not participants in the solicitation.
Response:
The Fund is not a participant in the solicitation because it is independent: as a registered investment company, the Fund has an independent, professional board of directors and is not under common control with the adviser.  The Fund does not solicit proxies, and the Fund has not, directly or indirectly, taken the initiative, or engaged, in organizing, directing, or arranging for the financing of the participants in the solicitation.

While the Master Fund also has an independent board, it has been included as a participant in the solicitation.

Proposal 1 – Election of Directors, page 13
Comment:	Please provide the principal business of Value Investor Resources, Inc., Evan H. Ho's current employer. Refer to Item 5(b)(1)(ii) of Schedule 14A.
Response:	We have revised the Proxy Statement to reflect this comment.
Comment:
Disclosure on page 14 indicates that each of the Wintergreen Nominees would be considered "independent" under applicable federal securities rules and in accordance with the listing standards of "NYSE Alternext US LLC." Please revise to state that CTO's common stock is listed on the NYSE American, the successor to NYSE Alternext US LLC, and state whether the Wintergreen Nominees would be considered "independent" under this exchange's listing standards, pursuant to Item 407(a) of Regulation S-K. Refer to Item 7(c) of Schedule 14A.

Response:	We have revised the Proxy Statement to reflect this comment.
Proposal 3 – Advisory Vote to Approve Executive Compensation, page 14
Comment:
We note the disclosure added on page 14 in response to our prior comment 6. We do not believe you have provided adequate support for your assertion. We note the example you provided does not appear to reward management twice for the same transaction. Please either revise your disclosure or provide additional support for the statement referred to in our prior comment 6.

Response:	We have revised the Proxy Statement to reflect this comment.
Proposal 4 – Approval of an Amendment to the Company's Amended and Restated…, page 15
Comment:
We note the disclosure added on page 15 in response to our prior comment 7. We do not believe you have provided adequate support for your assertion. Your additional disclosure suggests that you believe selling stock as soon as it vests is inappropriate, but this does not support your assertion that selling stock as soon as it vests is "contrary to the stated purpose of the awards." Please either revise your disclosure or provide additional support for the statement referred to in our prior comment 7.

Response:	We have revised the Proxy Statement to reflect this comment.
Background to the Solicitation, page 15
Comment:	Disclosure on page 17 states that as of January 12, 2016, Mr. Albright had been granted over 314,000 stock options. Please provide additional support for this particular statement.

Response:	We have revised the Proxy Statement to reflect this comment.
Other Participant Information, page 23
Comment:	We reissue our prior comment 10. Please provide the information required by Item 5(b)(1)(xii) of Schedule 14A or tell us where such information is located.
Response:	We have revised the Proxy Statement to reflect this comment.
Comment:	With the exception of the Partnership, please state the amount of each class of securities of CTO which each participant owns of record but not beneficially. Refer to Item 5(b)(1)(v) of Schedule 14A.
Response:	We have revised the Proxy Statement to reflect this comment.
Form of Proxy Card, page 32
Comment:	Please revise your form of proxy card to clearly indicate whether each matter is proposed by the Company or by you. Refer to Rule 14a-4(a)(3).
Response:	We have revised the Proxy Statement to reflect this comment.

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We have been authorized by Wintergreen to represent to the staff of the SEC that:
●	the participants are responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Attached to this letter please find a copy of a cumulative redline which shows all of the changes that have been made to the proxy since Wintergreen's last filing.  Should you have any further questions, please do not hesitate to call me at (212) 574‑1265.
Very truly yours, Edward Horton